

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 30, 2011

<u>Via Facsimile</u>
Suzette M. Major
Chief Executive Officer
Palmdale Executive Homes Corp.
6767 W. Tropicana Ave., Suite 207
Las Vegas, NV 89103

> **Re: Palmdale Executive Homes Corp.**
> **Item 4.01 Form 8-K**
> **Filed March 29, 2011**
> **File No. 000-52848**

Dear Ms. Major:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

1.   Please revise to state whether Kyle L. Tingle, CPA, LLC ("Tingle") resigned, declined to stand for re-election or was dismissed and the date thereof pursuant to Item 304(a)(1)(i) of Regulation S-K.

2.   We note that the Tingle audit report dated February 17, 2010 on your December 31, 2009 and 2008 financial statements contains an explanatory paragraph regarding the Company's ability to continue as a going concern. Please revise to describe the nature of the modification of the audit report for the uncertainty expressed by your former accountants, pursuant to Item 304(a)(1)(ii) of Regulation S-K.

3.   We note your disclosure that there have not been any disagreements between the Company and Tingle, nor have there been any reportable events during the Company's two most recent fiscal years. Please revise to also disclose whether there were any disagreements or reportable events during the subsequent interim period through the date of resignation, declination or dismissal, pursuant to Item 304(a)(1)(iv) and (v) of Regulation S-K.

Exhibit 16

4.   Please obtain and file an updated letter from your former accountant indicating whether they agree with the disclosures in your amended Form 8-K, as required by Item 304(a)(3) of Regulation S-K.

*   *   *   *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (202) 551-3315 if you have questions regarding comments on the filing and related matters.

Sincerely,

/s/ John T. Archfield Jr.

John T. Archfield Jr.
Staff Accountant